                            UNITED STATES OF AMERICA

                                   BEFORE THE

                       SECURITIES AND EXCHANGE COMMISSION


                                          :
            In the matter of              :
                                          :
        SOUTHERN OHIO COAL COMPANY        :
            OHIO POWER COMPANY            :
 AMERICAN ELECTRIC POWER COMPANY, INC.    :
           1 Riverside Plaza              :    CERTIFICATE OF
         Columbus, Ohio   43215           :     NOTIFICATION
                                          :
                (70-9515)                 :
      Public Utility Holding Company      :
               Act of 1935                :
                                          :



      THIS IS TO CERTIFY THAT SOUTHERN OHIO COAL COMPANY and OHIO POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated October 8, 1999, HCAR No. 35-27083, have carried out the transaction set forth below:

(1) On October 25, 1999, the Board of Directors of Southern Ohio Coal Company authorized the payment of a $15,806,815 dividend out of paid-in capital to Ohio Power Company. Such dividend was paid on October 28, 1999.

(2) A "past tense" opinion of counsel as to the transaction authorized by the aforementioned Order of the Commission in this proceeding is attached hereto as Exhibit F.

(3) The transaction described herein was consummated within the period designated in said Application-Declaration.


                           SOUTHERN OHIO COAL COMPANY

                          By:   /s/ Thomas G. Berkemeyer
                                   Assistant Secretary

Dated:  December 6, 1999

(614) 223-1649

                                                        Exhibit F
December 1, 1999


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N. W.
Washington, D.C.  20549

RE:   Southern Ohio Coal Company
      File No. 70-9515

Gentlemen:

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed with this Commission in the captioned proceeding, to which this opinion is an exhibit, I have examined, among other things, the Application or Declaration on Form U-1, as amended, and the resolutions adopted by the Board of Directors of Southern Ohio Coal Company declaring dividends of up to $15,806,815 on its common shares out of paid-in capital surplus as described in the Application - Declaration.

Based upon such investigation as I have deemed necessary, it is my opinion that:

(a) all state laws applicable to the declaration of dividends have been complied with;

(b) Southern Ohio Coal Company lawfully declared up to $15,806,815 on its currently issued and outstanding common stock out of paid-in capital surplus as described in the Application - Declaration, as amended; and

(c) the declaration of such dividends has not violated the legal rights of the holders of the securities issued by Southern Ohio Coal Company, Ohio Power Company or any associate company.

I consent to the use of this opinion as part of the above-mentioned  Application
- Declaration.

Very truly yours,

/s/ Ann B. Graf
Ann B. Graf
Counsel for Ohio Power Company and
        Southern Ohio Coal Company